Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
T - AT&T Inc. at Oppenheimer Technology, Internet & Communications Conference

EVENT DATE/TIME: AUGUST 13, 2014 / 03:55PM GMT

CORPORATE PARTICIPANTS

John Stankey AT&T Inc. - Group President & Chief Strategy Officer

PRESENTATION

Unidentified Participant

(audio in progress) I'm really, really excited to have him. I was just telling him I could talk to him for hours and I don't think he ever wants to get stuck on a plane next to me. But John runs the strategy amongst many other things at AT&T, but he also ran the network for years and I'm a former engineer myself and I just think the network is kind of core to everything in terms of what technology is going to enable for services. We only have about 35 minutes and I have about 80 questions, so I will try to go through them fairly quickly, but I think you have some slides you might have to work through.

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Yes, so I will use up some of it with our two-page Safe Harbor statement, if I could. I wanted to tell you that some of the comments I am going to make today are forward-looking. As such, they are subject to some risk, results and they may differ materially in the future. There is more information available on the AT&T and DIRECTV's website and SEC filings and gosh, those SEC filings are riveting; you want to read them. They are very exciting. So please use that as a reference as well. Thank you.

Unidentified Participant

Thanks so much. Maybe we can start out by talking a little bit about your background and what you are focused on these days.

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So my background, up until about 2.5 years ago, was turning screwdrivers and doing operating things and I've had the blessing in my career to do a lot of different things on the operating side both in the network and various sales channels, as well as spin some of the technology side as CIO and CTO. So I've had a chance to kind of prowl around most of the engine of the business at different times in my career. And then 2.5 years ago came into this job and the responsibilities primarily are about developing a long-term strategy for the business and doing corporate development M&A work.

In addition, there are some things we do within the Company that are relevant to all the lines of business that we operate that we have some responsibilities for and that includes doing some of the program management to make sure that we are getting the right cadence across all our lines of business of transitioning the business to IP and getting off older technologies, launching the in-flight communications business, what we are doing around acquisition of content and most of our merger integration work with the various acquisitions we've done.

Unidentified Participant

So to get right into it, where do you think the industry is going to be 5, 10 years from now and how -- what is AT&T's strategy to kind of grow faster than the industry and grow profit?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So the industry is a really good place to be and you are all very well aware of what is driving a lot of this, which is the disruption that is occurring because of the fragmentation of software. We believe that our role in this disruption is to continue to provide connectivity. And the great thing about the options that are coming forward, the people in this virtualized software-driven environment, is that more utility is occurring that requires connectivity.

The cloud itself is driving quite a bit of a different change in traffic patterns, including upstream bandwidth that is now growing incredibly rapidly. And when you are in the connectivity business and moving information around, we think that is ultimately a good fit for the growth of our business and as more devices are able to connect into networks and people find the need to be connected and want that more pervasive connectivity, that's incredibly important.

Our view is our continued place in our value proposition is deploying connectivity and so while software continues to fragment and there is more capabilities brought out there and there will be continued evolution and revolution in the software space, we want to be the best at connecting people to the software assets that they need to use to run their lives. We want to do that in a very pervasive fashion. We have always had a very attractive marginal cost structure. We have always had a very attractive ability to aggregate endpoints and we think that is still important moving forward in the future. Access is a mainstay of this business whether it is wireless access, wired access, it continues to be very, very important and investing to make sure that we maintain that competitive position and offer that superior connectivity is fundamentally where we want to be.

Growth in the wireless business will be higher than what we see in the wireline business on a consolidated basis. We expect that the business will grow in the low single digits. We obviously expect the wireless business to grow faster than that to offset some of the slower growth in the wireline business, but we think they are both critical to have together for the long haul, especially as the tail between the wireless sell side and the customer continues to shrink. Backhaul and infrastructure associated with that becomes more important to run these scaled networks in the future and that is why we keep these assets together and think they are so important moving forward.

Unidentified Participant

So not to put words in your mouth, but it sounds like your network is a huge core competency. You have net access network and you are going to invest in it I would think strongly. How does your networks compare the wireless network and the wireline network to the competition and how are you really going to evolve that the next couple of years?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So we are very pleased where we are in our wireless network. We've spent a lot of time over the last few years investing at top levels in the industry to get it to the best performing wireless network we think and we've seen unparalleled -- customers are telling us this. If you look at our NPS results, they are the highest they have ever been. That's a direct correlation of where our churn numbers have been. The network is performing extremely well on the wireless side and we are not done. We continue to work and refine and there is more to do and there is several big evolutions coming up, not only spectrum auctions, but shifts in how wireless networks are architected to enable customers to do what they want to do on a mobile basis, which is largely consume entertainment, which is bandwidth-intensive and requires scaling.

Our enterprise business is the leading business. We obviously have a share position and a customer list that is second to none in the industry. And we continue to be very, very successful in ensuring at the top end of the business market we have the right serving architectures and product capabilities and our networking features to enable that. If you look at where we have been in the cloud space, our emphasis has been on our NetBond strategy, which is ensuring that our leading position in the market on VPN can get customer workloads into the virtualized environment whether a customer wants to work in a private environment, a semiprivate environment, go to a public cloud environment like Amazon or in the Microsoft or other places and still get all the robust features, security, quality of service capabilities that come with that. And we are very pleased with how that business is growing and it is what has driven that strategic services growth at 14% or better over the last several quarters.

In our consumer business, you've seen probably the last several weeks a spate of announcements around our Giga Power launches, which is our intent to deploy gigabit Ethernet in our consumer environment, as well as pick up some of the smaller business segments in those builds as well. And this comes out of some of the work we've been doing in a few trial markets, specifically in Austin, looking at how the market dynamics have changed.

Given that we now have a structure out that allows us to do more targeted builds and also allows us to look at different deployment strategies around how we presell to find out where there is willingness to buy and ultimately be able to penetrate markets faster and a combination of how we are marketing the product, the reduction in cost associated with the first cost of deployment starts to make this business model look quite attractive.

When we started, when I was around and we started the fiber to the node strategy back in the 2005 timeframe, I think we indicated that this was not the last investment we'd make. Our goal was to continue to move fiber closer to the customer. That was the logical next step for us to do at that time. Much of that investment now in some of the first areas we deployed is over eight years old. That business case was largely built on five-year paybacks with the first tranche of investment we did (inaudible). Time to start looking at taking the fiber to the next step closer to those customers.

We like this business model. We are happy we are doing it now. We not only get the architecture of being able to deploy gigabit technology as opposed to technology that would've been used in 2005 that would have been around the 300 meg level, but the cost of it will lower. We also think the business model is far more attractive in terms of how we go forward on this. And so we will be investing to make that next wave of bandwidth capable into the consumer market and we are going to be timing it as we can do now with the arrivals of the revenues, the needs of the customer to have that higher bandwidth.

Unidentified Participant

Great stuff. I have a million questions, but, at a high level, how will consumption of entertainment change 5, 10 years from now, particularly on the wireless front? We have talked about multicast television. How will I change from how I am watching TV now, what will it look like 5, 10 years from now?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So I mean inherently customers want to be able to watch and entertain themselves wherever they are under their terms. The reality of the industry today and how content is licensed and sold is it doesn't fit elegantly into that model and it's taking some time for it to evolve. I believe that the customer desire to do this is pretty strong. There is a willingness to pay and so I do believe the model is going to change pretty dramatically. I think as markets mature -- so when you are in kind of the handset and tablet space, and if we go out three, four years and growth starts to slow on net adds for that, it doesn't mean that we don't still continue to see growth in machine to machine and other areas, but as customers have equipped themselves with their mobile devices, a basis of competition is going to start to shift onto other terms and we know that what customers want to do with their mobile devices is they want to entertain themselves. We have done all kinds of studies, we have watched customer behavior, we have done cohort work to allow people to do what they want to do with the device and the first thing they want to do is entertain themselves and it is largely video and to some degree music that drives the traffic over the network.

So our belief is that, because of that, it is important that we understand how customer buying decisions are going to be linked to content over time. And just like today, a number one influencer of a customer's decision around why they buy broadband is linked to their television services in their home. I think over time in the mobile space, there will be a tighter link to aspects of what kind of content people can consume and how easily they can get at what they want to watch.

So part of our DIRECTV objectives here are not just to lower our cost of content in the traditional linear space that we buy it, although it's incredibly meaningful in terms of what it generates for cash flow and the ability to take that cash flow and reinvest it in the infrastructure I just mentioned by deploying more gigabit fiber, but the other piece of it is that that scale in the community to be able to work on the evolution of these consumption patterns and how customers want to see content and mobile content consumption will have some characteristics that are the same of what people do in their homes today, but it will also have characteristics that are different. Short form content will become more important and more valuable. The shift to the golden days of TV and the value of TV content is because it's shorter form. There will be even more short form content that is shorter than TV episodic content that starts to evolve in the mobile space.

Working with the people who are the really good folks at generating that quality content and ensuring it comes to pass will be really, really important. We don't see the death of linear as we know it today to be an overnight phenomenon. It is not going to happen that way, but we do absolutely believe that the linear construct will change to some degree. People will become a little bit more discretionary in how much of it they buy. Some will maybe not buy it at all and it is going to be supplemented with other models that are emerging, more over-the-top and flexible models and those over-the-top and flexible models will naturally play very well into a mobile environment.

And so we want that scale with those content folks to be able to play in that. Our investment in the Chernin Group is designed to make that happen. That is where outside of the running the linear video business we are getting the creativity and the business model innovation that makes sure that we are relevant there with those supplemental capabilities, but we still believe that scale in the core traditional space is important as the foundation to start from.

Unidentified Participant

And just to step back a little, as you develop these capabilities, which I think you will be at the forefront of this globally, can you exploit those same capabilities internationally? I know international over the last couple years it seems like it's been a little bit more of a focus. Now you are going to have an operating business in Latin America with DIRECTV. Could you see the Company expanding into Europe and Latin America a bit more over the next couple of years?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So on the content side, I don't know that I would necessarily say those models cross borders exceptionally well. In fact, one of the things we like about the Latin America TV business is the content regimen down there is a little bit more rational than it is in the US. And there is a little less leverage right now for the content owners in terms of how they get stuff out there and we think that will probably stay that way for a period of time. And the reason that is the case is because the dynamic of how customers consume and what they are watching is a little bit different. It is not to say that there aren't things that we can learn from how we develop customer solutions and innovate on the product side that the technology and execution might not be transferable, but I don't know that just because you buy content you do something with somebody in the US directly means you are going to get this wonderful scale or synergy that translates down to Latin America.

Now set aside content and just talk about do we think that there is a business to be had down there. If you go back 2.5 years when I came into this job and some comments my supervisor made to audiences like this and my own discussions I think when I have been out publicly on a limited basis, we clearly set out one of our objectives at AT&T was to try to diversify our revenue streams beyond strictly being US-centric and that we felt getting revenues that came from outside the US as being really important to us. And we talked about where we thought there was attractive places around the globe where we could take our learnings and what we knew how to do in the US and export it and be successful.

We talked specifically about the fact that we thought Europe was a good place for that and we commented that Latin America was a good place as well, but made the note that we had a partner in Latin America at that time that we had a passive equity investment in. And we talked about the fact that we really weren't that enamored with Asia or Africa. What's changed through the DIRECTV transaction is we have been able to move from a passive investment posture in Latin America to an active investment posture and that is not an insignificant move for us. We are excited about that. It opens up a whole other place, a whole other set of spaces on the chessboard that previously because of our construct we weren't able to necessarily pursue.

It is a great market, as we said earlier, 2.5 years ago. It is many more people into the middle class that is good for growth in those kind of products and services that we sell. Their needs are becoming more complex and so we are very interested as we get down the path with DIRECTV and we get confidence that we are going to close this thing to understand what else we can do to drive additional growth and those numbers and the percentages obviously are a lot more attractive than what we can do organically within a more mature market, a profitable, but more mature market like the US.

Unidentified Participant

So on DIRECTV, I forget the exact number, but I think we have modeled in about $1.5 billion of content synergies and I think you guys have commented and given some numbers out there, but how confident are you in the ability to get synergies at lower prices on content as an integrated DIRECTV AT&T Company?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

I think within the context of our assumptions on why we did the transaction and the valuation, we are very confident. I think we made what I consider to be some very achievable and conservative assumptions on it. We are not expecting we are going to set new price points in the market for content. That is not our assumption. Our assumption is that we are going to be successful at maintaining the price structure that DIRECTV has established in the market for all of our video subscribers. Said another way, that DIRECTV pricing for content moves to the base of AT&T customers that we have today. And we think that is achievable.

We also believe that there is an attractive proposition of why it's a win-win-win for everybody involved. Obviously, we want to manage our cost structure and generate more cash; that is a win for us. But we think it can be a real positive for the content industry as well. We are talking about models that broaden distribution, that bring mobile more into play, that allow us to do different things to get their content seen in different ways and grow their businesses as a result of that, more advertising impressions, more incremental subscriptions and the capability to supplement with over-the-top. So we see this as a distribution play that can help them grow their businesses beyond the traditional linear model.

And the third thing is, and this has been empirically demonstrated in some of the filings we have already made on the transaction, there is a lot of noted economists that believe that the construct that we are talking about in the industry will slow the rate of growth in pricing. The customer is going to come out with not only more choices about how they consume their content, but we believe it will be a more competitive industry that has more gating factors on the rate of growth that has been going on on pricing and that is ultimately good for the consumer as well.

Unidentified Participant

So on the DIRECTV side, well, you have talked about the ability to bundle in the satellite with LTE both for voice and maybe even broadband in some rural areas. Can you talk about -- would you have the ability to shut down some of your most rural copper lines and replace with LTE satellite triple play product and will you be aggressive going outside your territory with that offering?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So I think it is important to understand the linkage of this strategy to what we had previously communicated under our VIP plan. And when we spoke with you about our VIP plan, we clearly indicated to you that our intention was to take our less dense areas and build a state-of-the-art IP wireless network and use that as the landing space for our less densely populated voice services and serve them through that infrastructure in an effort to be able to shut down that legacy plan, manage our costs and get ourselves in a position where the wireline infrastructure was being managed in the nucleus of the metropolitan areas and invest aggressively to build state-of-the-art gigabit capabilities where it makes sense to do that.

And by default, in doing that, we knew that there was a segment of our population where we were saying we probably were not on a path to investment in broadband in those more rural areas. And that is how we felt the financial equation over time would play out. What DIRECTV has now allowed us to do is to take fallow assets that we have -- when we buy spectrum licenses, they are not neatly drawn around where our customers are; they give you a big area and some places, you pay a lot to handle a metropolitan area and the license still covers places where people aren't or there is cows. So we have a lot of fallow spectrum in some of these more rural areas that while we have to use the full license in the metro, we have not used anything close to that level of spectrum out in the rural. The way the LTE Advanced standard is evolving with 4X4 MIMO, different power levels and a dedicated antenna, we can actually deliver a very attractive speed into these homes at a very attractive investment profile.

Why it's attractive with DIRECTV is twofold. One is satellite, and in particular DIRECTV, overindex and share in rural areas, so there is a lot of customers who like satellite services. The second issue is, by being able to show up with a professional installation where you have to put a dish on a house and to place a fixed antenna on that mast to allow for the sale of broadband into the home is just a great advantage from a stack perspective. It lowers your acquisition costs. And when you put the two products in the household, it drives churn down and then from a revenue perspective, because you have an active broadband connection that you are now managing, homes that were underserved by broadband previously have the opportunity to gain access to OnDemand content, you can begin pushing targeted advertising into the set-top box through the new technologies that are available and drive ad streams that you couldn't do in that base as well. So it is just a natural match that this is the right trigger to do this at this point in time.

Unidentified Participant

And will you be aggressive with that product?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Absolutely. Not going to make this investment without being aggressive. We are excited about it and I will tell you our initial announcement on where we are building is predicated on the spectrum licenses we hold today. We have auctions coming up; we are going to buy more licenses. There will be collateral damage in some of those licenses that we buy. We are going to end up having to buy a footprint that maybe was bigger than where we needed the spectrum and if we get additional areas where we have that fallow spectrum that just come out of where we had to buy it, we will certainly look to possibly expand that footprint.

Unidentified Participant

And what type of speeds do you think you can get with that more fixed wireless type product?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So we have been very conservative in what we've discussed publicly because we don't have these out at scale. We are doing this largely based on lab data and engineering calculations and we've said sustained rates during peak at 10 to 20 megabits. Peaks could be higher than that during non-peak periods and frankly depending on what our assumptions are and penetration and how much more spectrum we throw at it, we could potentially do more.

We feel comfortable with that speed level. When you look at the distribution of broadband services in the segments we are talking about serving, there is a substantial number, a little less than probably 25% or so that are served by no terrestrial broadband. There is another chunk of them, probably about 30%, a little bit less, that have very slow performing DSL type services. And then the vast majority of what is left are usually served by non-upgraded cable plans. So we are not talking about 750 megahertz systems with DOCSIS. So we think that that speed profile, especially with a great video offer on it, is very competitive for the next four to five years and the nice part about this is this is not a capital-intensive business case and the paybacks are pretty quick and so that raises our confidence level.

Unidentified Participant

So is this a good product for 20% of US households, do you think, 30%, 10%?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Right now, it's a good product for about 10 million to 12 million US households.

Unidentified Participant

Okay, very good. Any real regulatory issues with getting the DIRECTV deal done? Where are we in the process?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Other than we need the DOJ approval and the FCC, there is none.

Unidentified Participant

And how are those discussions going? Have they raised any real obstacles that are insurmountable?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

I would say they are going well. We are pleased at where we are at. It is obviously very early in the process and there is a lot of the process to go through. And we are not naive that those are usually difficult processes to work your way through. We feel good about what we've seen so far. We feel certainly a lot better where we sit today than we did at this point in the T-Mobile transaction. We think there is incredible value to the common customer as a result of this. We think it is good for the industry. We think it is a good investment story. We think it is a great marriage of complementary products that means a better set of choices for the customers in the market. The facts are very strong and on our side from that perspective and so we think the construct so far and the dialogue has been incredibly constructive. There hasn't been anything that has come up in the dialogue thus far that we go, wow, we hadn't thought of that or that was not an issue that we didn't expect would be raised and we feel like we put a very compelling story out there and a very compelling set of investments that regulators should look at and say this is something they want to improve and move forward.

Unidentified Participant

It's very logical. On the NFL contract, I think it could be one stumbling block in getting the deal done. Where are we in that process and is there any kind of limit on what DIRECTV can agree to pay the NFL getting that contract done as far as your transaction?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Well, DIRECTV has said that they are very confident they are going to get the deal done and from their representations, we are very confident that they are going to get the deal done. And I am not going to get into details around our contracts and what is in there, but we are smart people and we go about these transactions to create value for shareholders and if we felt that there was some confines we needed to put around something to make sure that that value was delivered, we would probably be wise enough to go and negotiate things like that.

Unidentified Participant

Very good. And you've talked about LTE Advanced and I haven't heard too many people talking about it, but obviously you being an engineer would understand the technology and running the networks for a long time. Is there a benefit to combining your wireline network with the wireless because, from what I understand with LTE Advanced, to really take advantage of it, you want a lot more cell splitting and obviously having your wireline network ubiquitous, will you plan to leverage that?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So I don't know that I would necessarily just say that LTE Advanced is the trigger for the value of having shared infrastructure. I think the value for having shared infrastructure is the simple notion that fiber is moving closer to the customer. And that is not unique to a wireline network; that is exactly what is happening in a wireless network. If I go to my early days, we started building wireless towers. We had eight mile radiuses around them. That is when you couldn't carry a call for more than a mile, but now we are down to less than three mile radius; it's just north of two.

That radius of the distance between the customer's handset and their point of jumping on the wireline network will continue to shrink. And if you really want to go out in time and start to think about the end of the decade and you look at spectrum positions and you realize that there is a fixed amount of spectrum that is going to be available, licensed or unlicensed and you start to say what kind of technologies do you need to deploy, you are going to have to probably work your way up into the higher portions of the spectrum bands and you are going to start using different technologies to use that to find adequate enough spectrum to deal with the capacity. And that is going to suggest that you are really going to be dealing with very short distances between the end user and the cell site or the small cell. And so when you get into that strategy, having a wired footprint, including GPON deployment, which is a great symmetrical technology, it's inexpensive relatively speaking to put bandwidth on, I think is a tremendous advantage to build those kind of scalable networks so people can do what they want to do.

And I believe that cost structure, if you are in that position over time, will become -- it is not only pronounced today when you look at access costs as a percentage of cost of goods sold, it will become even more pronounced. So one of the reasons why we believe it's right and it is a good time to start deploying passive optical technology on a more pervasive basis is to also position ourselves for a broader and denser cell grid going forward. So yes, you will see more of it just because LTE Advanced is driving more usage, but I think this dynamic has been underway for several years and will continue to probably accelerate.

Unidentified Participant

So as you are building out these gigabit networks, are you putting futures in place so that you can use light poles or certain higher structures eventually to put more smaller cell sites in?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Getting right-of-way and how you go about doing it, what kind of constructs, I wish I could articulate to you just how many permutations there are out there and this is a huge country. I think maybe some have underestimated just how hard it is to engineer a wireless network in a country this expansive and this vast and the kind of density characteristics that we have, which are very different than places in Asia and elsewhere. And we do a lot on that. When we are working with the city on GigaPower, we are trying to find ways to get collaborative right-of-way where we can place small cells and we have made a lot of progress around that, but to tell you that we have a perfect ubiquitous footprint that we could go in anywhere we wanted and be confident that we could get rights to access or place, I would tell you I'd be blowing smoke if you believed I could make that happen.

You look at what we've done, I would say we've led the industry in our access into dense venues, sporting venues, large high-rises. We have done a lot of work over the last several years. It is one of the big reasons why our network quality is as good as it is. That is hard work. Every single one of those is a very difficult negotiation with a property owner and it is hard work to deploy an engineer. It takes time. So I don't think this work is over. I think it will continue to be important, but we have demonstrated that we can lead, we can be out in the forefront on it. Getting that real estate and that right-of-way is a strategic advantage and that is one of the reasons why we are now turning around and selling access on those systems we deployed. Just like you would sell special access or transport, we are selling access into those distributed antenna systems in buildings and in venues so that other people can get on and use it and charging lease rents for those as well.

Unidentified Participant

So when do you think LTE Advanced will be deployed and what kind of speed increases can we see?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

You are going to start to see the first parts of it coming out late this year and certainly it will be starting to hit the mainstream next year as everybody gets to concatenating noncontiguous spectrum bands and it depends on how much contiguous spectrum you are concatenating to bring it in and how aggressively a particular carrier chooses to move to newer antenna technology. I expect the antenna technology moves will be a little bit more deliberate. They will probably be more geared on normal replacement or triggered replacement if you have to add a new radio band or if something wears out and you need to replace it because it's weathered and old. But you are going to start seeing devices ceded into the mainstream late this year and starting to really take off next year. And frankly, as that starts to occur, depending on the carrier and the aggregation of the spectrum, it is entirely possible that you could see peak rates double over what people are seeing right now.

Unidentified Participant

And I think you -- well, you bought a bunch of spectrum from Qualcomm, that is perfect for doing multicast video. Can that handle 10, 15 channels, do you think? Can we start to see that product up and running in a year?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So the spectrum, depending on how aggressively you want to compress, could do that and obviously it depends on some of your propagation characteristics in how you design and engineer and you should expect that you will see us begin to roll out multicast capabilities as we move through next year. And initially we will be doing it on a targeted basis and we will be doing it in some specific areas where we think there is immediate deployment. I would tell you clearly one of the thought processes we have as we get a little bit more scale on the content side and normalize our content agreements that we would like the flexibility to use that technology on a broader application.

Unidentified Participant

And on Project VIP, you have been upgrading I believe to 45 megabit speeds. Can you talk about how that is going and what percentage of U-verse now have those 45 megabit speeds?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

Yes, I think we are just north of 60% of the base that is 45 or above and we are doing really well. I mean I would tell you our flow share numbers in areas where we have deployed U-verse are very, very attractive. And I would offer that if I go back to 2005 and 2006 when everybody said it will never work, I am really proud that we've got markets right now where our share is starting to climb to the 40% level. And that's 40% of all TV providers, not just 40%. And I think that is really a good news story.

So we also believe that there are markets where that will run its course. We are going to have to go beyond that. That is what GigaPower is about and it is not just about getting the downstream speed. The dynamic that is occurring in the market is the growth of the upstream traffic virtualization and cloud is driving it. Upstream traffic is growing at nearly double the rate of downstream traffic. Granted we start from two different bases on that, much smaller base of upstream traffic, but you are clearly starting to see applications shifting and driving more upstream traffic.

We have venues today, one that's a very social-driven experience, concerts, big football games, whatever it might be, where the upstream traffic coming out of a venue is greater than the downstream traffic going into the venue. And that is an artifact of the social dynamic that is occurring. It's an artifact of people uploading images, pictures, videos. And so we believe that getting that upstream robust is important. Gigabit deployments do that. They provide you with great, much better symmetricality. We actually think that that is very, very attractive compared to competing with DOCSIS systems that run into difficulty with node splitting and the limitations of upstream that are inherent in HFC networks and that we are going to see a drive and an investment as a result of that.

Unidentified Participant

Do you think you can deploy dual-mode SSID WiFi routers like Comcast is deploying?

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

So I think that dual-mode routers and public/private has its application. I'm a little mystified about the residential orientation of that. I fully understand why people would look for areas of aggregated and concentrated traffic to build those kind of opportunities, but WiFi handoffs and WiFi signals are inherently difficult to manage. I don't consider it to be a good customer experience when you are walking around the exterior of your house, walking up the street to your neighbor's house and you are in the marginal area of a signal and your device is trying to pick which access point it wants to latch onto and it makes a bad decision or at the moment you latch onto another access point, somebody fires the blender up in the house and drops the signal.

In that environment, it strikes me as being a very, very challenging quality of service dynamic to manage if you are really trying to put a truly mobile footprint out. Look, incenting customers to use WiFi in their home, that is nothing new. It has been out there for a long period of time. Our customers generate the bulk of their data traffic in that dynamic and they are going to continue to do that. And that is the most efficient way and the best performing way for everybody to do it. But I just don't quite get the dynamic that in a highly congested residential area without the advent of a substantial amount more of unlicensed spectrum being made available that you can manage a quality of service dynamic when you are on the fringe of access points radiating from the inside of a home to an outside of the home.

Unidentified Participant

Well, I have gotten through about 1/10 of my questions and we are out of time. I apologize, John. Thank you so much.

John Stankey - AT&T Inc. - Group President & Chief Strategy Officer

That's okay. I appreciate your attention today. Thank you very much.

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